UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: April 30, 2008                       /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           President & CEO

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008

                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Kola Mining Corp. (formerly Centrasia Mining Corp.) for the nine months ended February 29, 2008 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $


                                     ASSETS

CURRENT ASSETS

Cash                                                  2,842,972       3,581,199
Amounts receivable                                       17,379          52,025
Prepaids                                                610,095          89,262
                                                   ------------    ------------
                                                      3,470,446       3,722,486

DEFERRED ACQUISITION COSTS (Note 3)                           -         403,975

EQUIPMENT (Note 4)                                      321,640         224,857

UNPROVEN MINERAL INTERESTS (Note 5)                  42,658,741       1,491,844
                                                   ------------    ------------
                                                     46,450,827       5,843,162
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                749,018         341,115
Loans and advances                                       69,372               -
Current portion of long-term debt (Note 6)            5,143,950               -
                                                   ------------    ------------
                                                      5,962,340         341,115

NON-CURRENT PORTION OF LONG-TERM DEBT (Note 6)        1,543,185               -

FUTURE INCOME TAX LIABILITIES (Note 3)                8,700,000               -
                                                   ------------    ------------
                                                     16,205,525         341,115
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               34,327,986       8,490,285

CONTRIBUTED SURPLUS (Note 9)                          2,431,626         625,900

DEFICIT                                              (6,514,310)     (3,614,138)
                                                   ------------    ------------
                                                     30,245,302       5,502,047
                                                   ------------    ------------
                                                     46,450,827       5,843,162
                                                   ============    ============

NAME CHANGE, NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

APPROVED BY THE DIRECTORS

/s/ CARY PINKOWSKI  , Director
--------------------
/s/ NICK DEMARE     , Director
--------------------

              The accompanying notes are an integral part of these
                         interim financial statements.

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2008            2007            2008            2007
                                                         $               $               $               $

EXPENSES

Accounting and administrative                            17,525          15,750          66,000          61,650
Amortization                                             29,738          11,936          74,822          33,634
Audit                                                    39,116          16,456          39,116          16,456
Corporate development                                     7,219           4,516         146,154          67,263
General exploration                                       9,582           9,718          20,638          16,378
Investor relations                                       20,055          10,000          68,676          19,300
Legal                                                    31,563          17,607         130,143          42,042
Management fees                                          29,000           8,248          87,145          35,278
Office                                                   47,714          15,416         184,661          76,218
Professional fees                                       105,293          75,338         239,582         207,288
Property due diligence                                        -          (4,675)              -          99,242
Regulatory fees                                           1,783          22,196          17,648          29,156
Rent                                                     26,300          13,193          72,026          37,933
Salaries and benefits                                   154,631          74,340         369,101         184,729
Shareholder costs                                        11,034           1,313          19,980           2,856
Stock-based compensation (Note 8)                        10,000         513,370       1,497,676         671,668
Transfer agent                                            2,927           3,105          13,780          12,160
Travel                                                  120,273          28,849         420,943         119,481
                                                   ------------    ------------    ------------    ------------
                                                        663,753         836,676       3,468,091       1,732,732
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (663,753)       (836,676)     (3,468,091)     (1,732,732)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                25,159          12,658         124,655          22,803
Foreign exchange                                        111,860           4,380         443,264           7,112
Write-off of unproven mineral interests                       -         (52,359)              -        (52,359)
                                                   ------------    ------------    ------------    ------------
                                                        137,019        (35,321)         567,919         (22,444)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (526,734)       (871,997)     (2,900,172)     (1,755,176)

DEFICIT - BEGINNING OF PERIOD                        (5,987,576)     (2,461,248)     (3,614,138)     (1,578,069)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (6,514,310)     (3,333,245)     (6,514,310)     (3,333,245)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.01)         $(0.04)         $(0.06)         $(0.10)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         53,837,457      21,068,856      48,511,029      18,164,824
                                                   ============    ============    ============    ============



              The accompanying notes are an integral part of these
                         interim financial statements.

                               KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2008            2007            2008            2007
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (526,734)       (871,997)     (2,900,172)     (1,755,176)
Adjustments for items not involving cash
   Amortization                                          29,738          11,936          74,822          33,634
   Write-off of unproven mineral interests                    -          52,359               -          52,359
   Stock-based compensation                              10,000         513,370       1,497,676         671,668
   Foreign exchange gain                               (143,325)              -        (522,795)              -
                                                   ------------    ------------    ------------    ------------
                                                       (630,321)       (294,332)     (1,850,469)       (997,515)
Decrease (increase) in amounts receivable                81,599         (68,392)        108,494         (62,466)
Decrease (increase) in prepaids                        (269,474)         12,934        (193,717)         11,520
Increase (decrease) in accounts payable
   and accrued liabilities                              (59,963)        (55,137)       (826,566)        (10,887)
                                                   ------------    ------------    ------------    ------------
                                                       (878,159)       (404,927)     (2,762,258)     (1,059,348)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Cash assumed on acquisition of RPIM                           -               -           8,399               -
Additions to equipment                                  (10,353)         (1,375)       (156,299)        (23,164)
Additions to unproven mineral interests                (949,918)        (23,730)    (10,349,007)       (299,077)
                                                   ------------    ------------    ------------    ------------
                                                       (960,271)        (25,105)    (10,496,907)       (322,241)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Repayment of loans and advances                               -               -       (540,503)               -
Issuance of common shares                                     -       2,412,277      14,132,604       2,533,252
Share issue costs                                       (21,753)        (67,659)     (1,071,163)        (67,659)
                                                   ------------    ------------    ------------    ------------
                                                        (21,753)      2,344,618      12,520,938       2,465,593
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD           (1,860,183)      1,914,586        (738,227)      1,084,004

CASH - BEGINNING OF PERIOD                            4,703,155         426,176       3,581,199       1,256,758
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  2,842,972       2,340,762       2,842,972       2,340,762
                                                   ============    ============    ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION (Note 13)




              The accompanying notes are an integral part of these
                         interim financial statements.

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



1.       NAME CHANGE, NATURE OF OPERATIONS AND GOING CONCERN

         On March 26, 2008, the Company changed its name from Centrasia Mining Corp. to Kola Mining Corp.

         The Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and Russia. See also Note 3.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         During the nine months ended February 29, 2008 the Company incurred a net loss of $2,900,172 and, as at February 29, 2008 had an accumulated deficit of $6,514,310 and working capital deficiency of $2,491,894, which includes long-term debt payouts totalling $5,143,950 (US $5,250,000) due on or before July 24, 2008. The Company expects to renegotiate the terms of payment of its long-term debt and generate the necessary financial resources through the sale of equity securities. No assurances can be given, however, that the Company will be successful in renegotiating the terms of its long-term debt and/or obtain sufficient additional resources.

         These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         RECENT ACCOUNTING PRONOUNCEMENTS

         Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Financial Instruments - Recognition and Measurement (Section 3855)

         In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

         Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at February 29, 2008 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

         Comprehensive Income (Section 1530)

         Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company is required to report a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.


3.       ACQUISITION

         On May 11, 2007 the Company, its wholly-owned subsidiary, Magellan Holdings (BVI) Corp. and Stargate Solutions Ltd. ("Stargate") entered into a share purchase agreement (the "Share Purchase Agreement") whereby the Company agreed to purchase 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd., (the "RPIM Acquisition") a Cyprus company incorporated solely to hold a 100% interest in the shares of ZAO Rudprominvest ("RPI"). The consideration payable by the Company to Stargate under the Share Purchase Agreement is:

         i) an aggregate US $12,500,000, of which US $6,000,000 is payable on closing (the "Closing"), US $5,000,000 is payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and
         ii) issuance of 12,500,000 common shares of the Company to be issued on Closing.

         The Company also agreed to pay DBM Capital Partners Ltd. ("DBM") a finder's fee of US $625,000 cash and 625,000 common shares. The share portion of the finder's fee and US $300,000 of the cash fee is payable on Closing. The balance of the cash finder's fee will be payable as the Company makes the balance of the payments for the RPIM Acquisition.

         As at May 31, 2007 the Company had advanced $226,860 (US $200,000) to RPI, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees. These amounts were recorded by the Company as deferred acquisition costs and were included in the cost of the RPIM Acquisition on Closing.

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



3.       ACQUISITION (continued)

         On July 24, 2007 (the "Effective Date") the Company completed the Closing of the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares, at a fair value of $12,000,000, to Stargate. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares, at a fair value of $600,000, to DBM.

         The Company also issued 82,615 common shares, at a fair value of $79,310, to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI prior to Closing. The loan was repaid subsequent to completion of the RPIM Acquisition.

         The RPIM Acquisition was accounted for under the purchase method. The allocation of the purchase price of RPIM is summarized in the following table:
                                                                         $

         Cash payments (US $6,300,000)                                6,642,344
         Common shares issued (13,207,615 shares)                    12,679,310
         Long-term debt (US $6,825,000)                               7,209,930
         Acquisition costs                                              444,305
                                                                   ------------
         Net purchase price                                          26,975,889
                                                                   ============

         The assets and liabilities of the RPIM Acqusition have been recorded at their fair values, as follows:

                                                                         $

         Cash                                                             8,399
         Amounts receivable                                              73,848
         Prepaids                                                       327,116
         Mineral property interests                                  36,128,104
         Equipment                                                       15,306
         Accounts payable and accrued liabilities                      (266,058)
         Loans and advances                                            (610,826)
         Future income tax liabilities                               (8,700,000)
                                                                   ------------
         Net assets acquired                                         26,975,889
                                                                   ============


4.       EQUIPMENT
                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $

         Mobile and field equipment                     297,546         232,532
         Office furniture and equipment                 159,869          53,278
                                                   ------------    ------------
                                                        457,415         285,810
         Less accumulated amortization                 (135,775)        (60,953)
                                                   ------------    ------------
                                                        321,640         224,857
                                                   ============    ============

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



5.       UNPROVEN MINERAL INTERESTS

                                                 FEBRUARY 29, 2008                                 MAY 31, 2007
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Property
            Souker                   36,356,724       2,930,401      39,287,125               -               -               -
            Bulakashu                 1,258,338       1,752,308       3,010,646         853,338         437,687       1,291,025
            Eastern Sary Jaz             96,000         264,565         360,565          96,000         104,414         200,414
            Other                             -             405             405               -             405             405
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     37,711,062       4,947,679      42,658,741         949,338         542,506       1,491,844
                                  =============    ============    ============    ============    ============    ============

         (a)      Souker Property

                  On July 24, 2007 the Company acquired a license (the "Souker License") on the Souker Property as a result of the RPIM Acquisition (see Note 3). The Souker Property is located in the Pechanga District of Murmansk Oblast, Russia. The Souker License grants the Company the right to explore, develop and produce the deposit subject to certain conditions stipulated by the license agreement. The Souker License is valid until December 15, 2030 and stipulates that the Company must commence production at a rate of 300,000 ore tonnes per annum no later than December 31, 2010.

         (b)      Bulakashu Gold Property

                  Under prior option agreements the Company had previously earned a 37.5% interest in the Bulakashu Gold Property, located in the Kyrgyz Republic. On August 17, 2007 the Company and Kantanna Company Limited ("Kantanna") entered into an amending agreement pursuant to which the Company issued 375,000 common shares of the Company, at a fair value of $405,000, to Kantanna and Kantanna agreed to forego the aggregate US $1,890,000 remaining expenditure commitment to acquire the remaining 62.5% interest. The Company now owns a 100% interest in the Bulakashu Gold Property.

                  Kantanna is a private corporation owned by a director of the Company.

         (c)      Eastern Sary Jaz Property

                  During fiscal 2007 the Company issued 200,000 common shares, at a fair value of $96,000 to Kantanna, as consideration for the exploration licenses on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic.

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)


6.       LONG-TERM DEBT


                                                   FEBRUARY 29,       MAY 31,
                                                       2008            2007
                                                         $               $

         Due to Stargate (US $6,500,000)              6,368,700               -
         Due to DBM (US $325,000)                       318,435               -
                                                   ------------    ------------
                                                      6,687,135               -

         Less:  current portion (US $5,250,000)      (5,143,950)              -
                                                   ------------    ------------
         Non-current portion                          1,543,185               -
                                                   ============    ============

         The long-term debt was incurred on the RPIM Acquisition (see Note 3). Payments totalling US $5,250,000 are payable on or before July 24, 2008 and the remaining balance of US $1,575,000 on or before July 24, 2009.


7.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued:                                         NINE MONTHS ENDED                  YEAR ENDED
                                                         FEBRUARY 29, 2008                 MAY 31, 2007
                                                   ----------------------------    ----------------------------
                                                     NUMBER OF        AMOUNT         NUMBER OF        AMOUNT
                                                      SHARES             $            SHARES             $

         Balance, beginning of period                26,087,630       8,490,285      16,559,017       3,490,004
                                                   ------------    ------------    ------------    ------------
         Issued for cash
            Private placement                        10,500,000      12,600,000       4,000,000       2,000,000
            Exercise of options                          50,000          10,000          50,000          10,000
            Exercise of warrants                      3,517,212       1,522,604       4,674,145       2,523,962
            Exercise of agent's option                        -               -         180,718         130,116
         Issued for unproven mineral
            interests (Note 5)                          375,000         405,000         510,000         345,500
         Issued for finder's fee                              -               -         113,750          56,875
         Issued for corporate finance fee               100,000         120,000               -               -
         Issued for acquisition (Note 3)             13,207,615      12,679,310               -               -
         Reallocation from contributed surplus
            on exercise of stock options                      -          14,750               -          14,750
         Reallocation from contributed surplus
            on exercise of agent's options                    -               -               -          50,185
                                                   ------------    ------------    ------------    ------------
                                                     27,749,827      27,351,664       9,528,613       5,131,388
         Share issue costs                                    -      (1,513,963)              -        (131,107)
                                                   ------------    ------------    ------------    ------------
                                                     27,749,827      25,837,701       9,528,613       5,000,281
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      53,837,457      34,327,986      26,087,630       8,490,285
                                                   ============    ============    ============    ============


         (a) During the nine months ended February 29, 2008 the Company completed a brokered private placement of 10,500,000 subscription receipts (the "Subscription Receipts"), at $1.20 per Subscription Receipt, for gross proceeds of $12,600,000. Each Subscription Receipt was subsequently exchanged, without additional consideration, for one common share of the Company and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.70 per share on or before July 10, 2010. The Company paid the agents a cash

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



7.       SHARE CAPITAL (continued)

                  commission of $945,000 and issued 840,000 warrants. Each warrant entitles the agents to acquire one common share at a price of $1.50 per share on or before July 24, 2009. The Company also paid a corporate finance fee of 100,000 common shares, at a fair value of $120,000, and issued 100,000 warrants, with each warrant entitling the agent to purchase one common share at a price of $1.70 per share on or before July 10, 2010. The Company also incurred $126,163 in legal, filing fees and other costs associated with the private placement.

                  The fair value of the warrants issued to the agents have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 80%; a risk-free interest rate of 4.51% - 4.54%; and an expected life of 2 years - 3 years. The value assigned to the agents' warrants was $322,800.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at February 29, 2008 and February 28, 2007 and the changes for the nine months ended on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        5,225,962         0.54          7,779,623         0.48
                  Issued                              6,190,000         1.67          2,060,975         0.75
                  Exercised                          (3,517,212)        0.43         (1,303,331)        0.40
                                                   ------------                    ------------
                  Balance, end of period              7,898,750         1.47          8,537,267         0.61
                                                   ============                    ============


                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at February 29, 2008:

                                            EXERCISE
                      NUMBER                  PRICE                EXPIRY DATE
                                                $

                      1,708,750                0.75                June 20, 2008
                        840,000                1.50                July 24, 2009
                      5,350,000                1.70                July 10, 2010
                  ------------
                     7,898,750
                  ============

         (c) As at February 29, 2008 an aggregate 7,672,530 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a stock option plan (the "Plan") which allows the Company to grant a maximum number of 10,777,000 stock options.

         During the nine months ended February 29, 2008 the Company received shareholder approval to grant stock options to the Company's directors, employees and consultants to purchase 3,055,000 (2007 - 965,000) common shares and recorded compensation expense of $1,179,800 (2007 - $nil). The Company also recorded additional compensation expense of $317,876 (2007 - $671,668) on stock options vesting during the nine months ended February 29, 2008.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended February 29, 2008 and 2007:

                                               2008                    2007

         Risk-free interest rate          3.78% - 4.51%            3.97% - 4.08%
         Estimated volatility               80% - 90%                76% - 82%
         Expected life                0.75 year - 5 years             5 years
         Expected dividend yield                0%                        0%

         The weighted average fair value of stock options granted during the nine months ended February 29, 2008 to the Company's directors, employees and consultants was $0.41 (2007 - $0.70) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at February 29, 2008 and February 28, 2007 and the changes for the nine months ending on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 3,250,000         0.38          2,435,000         0.22
         Granted                                      3,055,000         1.22            965,000         0.80
         Exercised                                      (50,000)        0.20                  -            -
         Cancelled / Expired                            (80,000)        0.70           (100,000)        0.79
                                                   ------------                    ------------
         Balance, end of period                       6,175,000         0.79          3,300,000         0.35
                                                   ============                    ============

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at February 29, 2008:



            NUMBER            NUMBER          EXERCISE
         OUTSTANDING       EXERCISABLE         PRICE         EXPIRY DATE
                                                 $
           2,235,000         2,235,000          0.20         September 14, 2010
             200,000           200,000          1.15         February 8, 2011
             100,000           100,000          0.73         February 17, 2011
             585,000           585,000          0.70         September 14, 2011
             100,000           100,000          0.73         March 14, 2012
             200,000           200,000          1.71         May 18, 2012
             250,000           250,000          1.20         July 3, 2012
             500,000           500,000          1.20         July 24,2012
              75,000            75,000          1.20         December 31, 2008
             100,000           100,000          1.20         August 4, 2012
           1,830,000         1,755,000          1.20         October 10, 2012
         ------------     ------------
           6,175,000         6,100,000
         ============     ============


9.       CONTRIBUTED SURPLUS

         Contributed surplus for the nine months ended February 29, 2008 and February 28, 2007 is comprised of the following:

                                                       2008            2007
                                                         $               $

         Balance, beginning of period                   625,900         187,435

         Stock based compensation on
            stock options (Note 8)                    1,497,676         671,668
         Stock based compensation on
            agent's warrants (Note 7)                   322,800          18,107
         Stock options exercised                        (14,750)              -
                                                   ------------    ------------
         Balance, end of period                       2,431,626         877,210
                                                   ============    ============


10.      RELATED PARTY TRANSACTIONS

         During the nine months ended February 29, 2008 and February 28, 2007 the Company incurred fees to its directors and officers or corporations controlled by its directors or officers, as follows:

                                                       2008            2007
                                                         $               $

         Management                                     112,000          59,350
         Legal                                          114,995          30,465
         Accounting and administrative                   66,000          61,650
         Professional                                   121,396         128,744
         Investor relations                              30,000               -
                                                   ------------    ------------
                                                        444,391         280,209
                                                   ============    ============

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)




10.      RELATED PARTY TRANSACTIONS (continued)

         The above fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

         As at February 29, 2008, $92,245 (2007 - $nil) remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Notes 3 and 5(b).


11.      SEGMENTED INFORMATION

         The Company operates solely within the mineral exploration industry. The Company's equipment and unproven mineral interests are located geographically as follows:

                                         FEBRUARY 29, 2008                 MAY 31, 2007
                                   ----------------------------    ----------------------------
                                                     UNPROVEN                        UNPROVEN
                                                      MINERAL                         MINERAL
                                     EQUIPMENT       INTERESTS       EQUIPMENT       INTERESTS
                                         $               $               $               $

         Canada                           5,257               -           5,120               -
         Kyrgyz Republic                227,971       3,289,657         219,737       1,491,844
         Russia                          88,412      39,287,125               -               -
                                   ------------    ------------    ------------    ------------
                                        321,640      45,576,782         224,857       1,491,844
                                   ============    ============    ============    ============


12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at February 29, 2008 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to February 29, 2008 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
                      (Unaudited - Prepared by Management)



13.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the nine months ended February 29, 2008 and February 28, 2007 as follows:

                                                       2008            2007
                                                         $               $
         Financing activities

         Contributed surplus                            322,800          19,338
         Issuance of common shares for unproven
            mineral interest                            405,000         345,500
         Issuance of common shares for corporate
            finance fee                                 120,000               -
         Issuance of common shares for share
            issue costs                                       -          37,537
         Share issue costs                             (442,800)        (56,875)
         Long-term debt issued on acquisition         7,209,930               -
                                                   ------------    ------------
                                                      7,614,930         345,000
                                                   ============    ============

         Investing activity

         Additions to unproven mineral interests     (8,196,910)       (345,000)
                                                   ============    ============

         Operating activity

         Increase in accounts payable and
            accrued liabilities                         581,980               -
                                                   ============    ============

         Other supplemental cash flow information:
                                                       2008            2007
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============

SCHEDULE I

                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (Unaudited - Prepared by Management)


                                                                                                                    YEAR ENDED
                                                                                                                      MAY 31,
                                                        NINE MONTHS ENDED FEBRUARY 29, 2008                            2007
                                   ----------------------------------------------------------------------------    ------------
                                      RUSSIA                      KYRGYZ REPUBLIC
                                   ------------    --------------------------------------------
                                                                      EASTERN
                                      SOUKER         BULAKASHU       SARY JAZ          OTHER           TOTAL           TOTAL
                                         $               $               $               $               $               $

BALANCE - BEGINNING OF PERIOD                 -       1,291,025         200,414             405       1,491,844         803,386
                                   ------------    ------------    ------------    ------------    ------------    ------------
EXPENDITURES DURING THE PERIOD

EXPLORATION COSTS

Access roads                                  -               -          41,823               -          41,823               -
Drilling                              1,102,109         720,873               -               -       1,822,982          69,765
Environment                              85,139               -               -               -          85,139               -
Exploration site costs                   79,417          10,471           6,431               -          96,319          11,510
Field supplies                                -             975             750               -           1,725           1,823
Fuel                                          -          17,989           4,442               -          22,431          40,294
Geological                              224,505         305,094           1,253               -         530,852          21,865
Geophysics                              315,272          76,011               -               -         391,283          42,210
Laboratory and sampling                 149,372         112,714          13,047               -         275,133          46,250
Mapping                                       -               -               -               -               -          13,860
Repair and maintenance                        -           7,965             255               -           8,220           3,672
Salaries and benefits                    38,693          58,810          86,233               -         183,736         132,697
Topography                              535,552               -             371               -         535,923               -
Travel                                        -           3,719           2,684               -           6,403          11,373
Trenching                                     -               -           2,862               -           2,862               -
VAT tax                                 400,342               -               -               -         400,342               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      2,930,401       1,314,621         160,151               -       4,405,173        395,319
                                   ------------    ------------    ------------    ------------    ------------    ------------
ACQUISITION COSTS

Acquisition of RPI                   14,748,794               -               -               -      14,748,794               -
Issuance of common shares            12,679,310         405,000               -               -      13,084,310         345,500
Future income tax adjustment          8,700,000               -               -               -       8,700,000               -
Other                                   228,620               -               -               -         228,620               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     36,356,724         405,000               -               -      36,761,724         345,500
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     39,287,125       1,719,621         160,151               -      41,166,897         740,819
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFF             39,287,125       3,010,646         360,565             405      42,658,741       1,544,205

WRITE-OFF                                     -               -               -               -               -         (52,361)
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD              39,287,125       3,010,646         360,565             405      42,658,741       1,491,844
                                   ============    ============    ============    ============    ============    ============




                                KOLA MINING CORP.
                        (formerly Centrasia Mining Corp.)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 21, 2008 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the nine months ended February 29, 2008, of Kola Mining Corp. ("Kola" or the "Company"). Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

CHANGE OF NAME

The Company currently is a reporting issuer in British Columbia and Alberta. Effective March 27, 2008 the Company changed its name from Centrasia Mining Corp. to Kola Mining Corp. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "KM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

COMPANY OVERVIEW

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia, Eastern Europe and Russia. The Company owns a 100% interest in an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property").

In August 2006 the Company entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian Minerals Inc. ("Eurasian"). Terms of the agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company had up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. In the fall of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy. The Company did not feel the results from the sampling program were sufficiently encouraging to warrant the exercise of the Turgeldy option and on February 21, 2007 the Company terminated its option to acquire a 100% interest in the Turgeldy property.

On May 14, 2007 the Company announced that it had signed a share purchase agreement to acquire a 100% interest in the Souker Nickel-Copper deposit, and the Uleeta and Tsaga Nickel-Copper exploration properties (collectively the "Russian Properties") for initial payments of US $6,000,000 and 12,500,000 shares of Kola, with cash payments of an additional US $5,000,000 in 2008 and US $1,500,000 in 2009. On July 24, 2007 the Company announced that it had successfully completed the transaction and acquired a 100% interest in the Russian Properties through the acquisition of a Cyprus-registered company which owns a Russian-registered company which owns the Russian Properties. Kola made the initial cash payment of US $6,000,000 and issued 12,500,000 shares of Kola to the vendor, Stargate Solutions Limited. An initial finders/success fee of US $300,000 cash plus 625,000 shares has been paid to DBM Capital Partners Ltd. ("DBM"). All of the shares issued for the acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

MANAGEMENT, ADVISORY AND BOARD CHANGES

On December 21, 2007 the Company appointed Mr. Cary Pinkowski as Chairman of the Board and Mr Andrew Fedak to the Company's Advisory Board. Mr. Pinkowski has over 18 years of experience in North American and EU capital markets focused on natural resource and mining industries. He brings a history of achievement from his years with Canaccord Capital, and is the founder and Chairman of CP Capital Group and founder of Entree Gold, Inc. Mr. Fedak has 12 years of executive experience launching start ups and working with fast growing companies. He has successfully commenced operations in different industries in North America and Asia. He served in executive roles as CEO of SunCommerce Corporation, Vice President of Onvia, CEO and founder of Avolo and Vice President of Styrotex, Asia Pacific. Mr. Fedak's focus is organizational structure, capital formation, business development and marketing. Mr. Fedak holds a Bachelor's Degree in Economics from the University of Western Ontario.

On January 24, 2008 the Company appointed Mr. Malcolm Lake as Technical Director. His primary responsibilities will be managing the feasibility study and metallurgical test work on the Company's Souker Nickel Project in the Kola Peninsula. Mr. Lake holds a B.Sc. (Mineral Technology) 1967, Royal School of Mines, London University, England. He is a member of The Association of Professional Engineers of the Province of British Columbia, The Association of Professional Engineers of the Province of Ontario, Member of the Canadian Institute of Mining and Metallurgy, and a Fellow of the Australasian Institute of Mining and Metallurgy. Mr. Lake was the Vice President of Project Development for Canico Resource Corp. from 2003 to 2006 and the Technical Director of Ivanhoe Mines from 1998-2003.

On March 13, 2008 Mr. Doug Turnbull resigned the position of President and CEO and Mr. Cary Pinkowski was appointed as President and CEO. Mr. Turnbull will remain as a director of the Company.

EXPLORATION UPDATE

Work during the second quarter of Fiscal 2008 consisted of the ongoing drill programs its Bulakashu Property and Souker Nickel Copper Deposit and field exploration programs at its Eastern Sary Jaz precious metal exploration property in Kyrgyzstan, and the Uleetaozerskaya ("Uleeta") and Tsaginksi ("Tsaga") nickel exploration properties in Russia. In July of 2007, the Company acquired a 100% interest of a private Russian Company, Rudprominvest ("RPI") and its three Exploration Licenses, the Souker Nickel Copper Sulphide Deposit, the Uleetaozerskaya ("Uleeta") and Tsaginksi ("Tsaga") nickel exploration licenses. Kola's exploration programs are carried out under the supervision of Mr. Wiliam Tafuri, P. Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has prepared and reviewed the technical information presented in this MD&A.

RUSSIA

SOUKER PROJECT

On May 14, 2007 the Company announced that it had signed a share purchase agreement to acquire the Russian Properties. The transaction was completed on July 24, 2007. See "Company Overview" for details of the transaction.

As stated below, the Souker Deposit is reported to contain historic Soviet classified C2 and P1 resources which indicate an exploration target ranging from 11 million to as much as 179 million tonnes grading from 0.38% to 0.65% Nickel and from 0.13% to 0.29% Copper, which could contain in excess of 1 billion pounds of Nickel. Investors are cautioned that the potential quantity and grade is conceptual in nature and that there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the confirmation or discovery of a mineral resource.

Souker is located approximately 180 kilometers west of Murmansk in the Kola Peninsula of northwestern Russia. The main highway from Murmansk to the Norwegian border lies on the north edge of the property. Graded gravel roads give access to the center of the property and there is excellent access to power, water and a local work force. Two Norilsk-owned nickel smelters are located 12 kilometres to the west of the property in the town of Nickel, and 14 kilometres to the east of the property in the town of Zapolyarny.

Nickel-copper mineralization occurs as disseminated sulfides in a sequence of ultramafic flows, intrusives and sediments. The ore body outcrops at surface and has excellent geometry for open pit mining. The Souker Deposit was discovered in 1947 and sporadically drilled from 1950 until 1982. In 1985, a Soviet classified resource was calculated using 0.3%, 0.4%, 0.5% Ni cut off grades to the maximum drilled depth of 1,000 meters. The details of the estimate are tabulated below.

                   RESULTS OF THE SOVIET RESOURCE CALCULATIONS
--------------------------------------------------------------------------------
                                           AVERAGE GRADE         METAL RESERVES,
 NICKEL       SOVIET          ORE                %                   X1000 T.
CUT OFF      RESOURCE      RESERVES,     ----------------       ----------------
GRADE, %     CATEGORY       X1000T.      NI            CU       NI            CU
--------------------------------------------------------------------------------

  0.3           C2          71,788       0.39        0.13       283.4       92.2
                P1         107,338       0.37        0.14       395.0      151.0
            --------------------------------------------------------------------
               C2+P1       179,126       0.38        0.13       678.4      243.3
--------------------------------------------------------------------------------
  0.4           C2          14,611       0.55        0.22        80.4       32.4
                P1          28,082       0.46        0.20       129.4       54.8
            --------------------------------------------------------------------
               C2+P1        42,693       0.49        0.20       209.8       87.2
--------------------------------------------------------------------------------
  0.5           C2           6,444       0.68        0.28       436         18.2
                P1           4,818       0.63        0.31        30.2       14.8
            --------------------------------------------------------------------
               C2+P1        11,262       0.65        0.29        73.9       31.0
--------------------------------------------------------------------------------

The Company cautions investors that the Soviet classified resources are not NI 43-101 compliant and that CIMM and JORC resource categories do not directly conform to, nor recognize the Soviet C2, P1, P2 and P3 resource categories. A Qualified Person as defined by NI 43-101 has not done sufficient work to
classify  the  historical   estimates  as  current  mineral  resources  and  the
historical estimates should not be relied upon. Kola does not consider the historical estimates to be current mineral resources, but it does consider the historic estimates to be a significant indication of the overall mineral potential, as discussed above.

Upon closing of the acquisition of the Souker Deposit, Kola implemented a drill program to verify and convert the historic Soviet resource to a NI 43-101 compliant resource. The previous operator had initiated a drill program designed to infill the historic soviet resource on 100 metre centers in order to convert the historic estimate from a C2 to C1 category. The Company will modify this program so that the ore body will be drilled at a spacing sufficient to convert the historic estimate into either CIMM or JORC compliant resource categories by early 2008. As of January 11, 2008, a total of 7247 metres of drilling had been completed in 58 drill holes. There has been a delay in completing three proposed drill holes, located in area of swamp over the central portion of the deposit. Due to a mild winter, the ground has not sufficiently frozen to construct drill pads and it is anticipated that these holes may not be completed until late January, early February. Once these holes have been completed and analyzed, the Company has asked its independent consultant, SRK Consulting, to finalize their 43-101 compliant resource estimate.

Complete analytical results have been received from 74 of the 80 completed drill holes totalling 11,081m to April 11, 2008. The results are encouraging and confirm the historic drill results yielding similar grades in similar zones of the deposit. Assay values in the intervals reported were remarkably consistent and none of the averages were unduly influenced by included, higher grade intervals. The holes were not drilled in numerical order. A summary of the significant drill intersections are as follows:


--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           NI          CU
  HOLE               (m)         (m)          (m)              (%)         (%)
--------------------------------------------------------------------------------

CP07-03              99.8       105.9           6.1           0.25        0.08
--------------------------------------------------------------------------------
CP07-05               2.8        24.3          21.5           0.53        0.24
--------------------------------------------------------------------------------
CP07-06              18.5        40.5          22.0           0.29        0.08
--------------------------------------------------------------------------------
CP07-11               0.0        46.5          46.5           0.29        0.06
--------------------------------------------------------------------------------
CP07-14               2.9        11.0           8.1           0.24        0.05
                     17.0        53.0          36.0           0.25        0.03
                     56.9        69.8          12.9           0.26        0.07
--------------------------------------------------------------------------------
CP07-15              22.6       120.5          97.9           0.25        0.03
--------------------------------------------------------------------------------
CP07-18              49.0        60.0          11.0           0.23        0.06
                    116.0       282.0         166.0           0.31        0.07
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           NI          CU
  HOLE               (m)         (m)          (m)              (%)         (%)
--------------------------------------------------------------------------------

CP07-19              59.0       210.0         151.0           0.26        0.03
--------------------------------------------------------------------------------
CP07-21               2.0        58.9          56.9           0.29        0.06
--------------------------------------------------------------------------------
CP07-22              71.4       165.1          93.7           0.23        0.04
--------------------------------------------------------------------------------
CP07-23              73.8        77.0           3.2           0.27        0.11
--------------------------------------------------------------------------------
CP07-24              14.1        34.1          20.0           0.22        0.02
                     69.0        78.0           9.0           0.20        0.03
                     99.0       101.0           2.0           0.27        0.05
                    106.0       191.7          85.7           0.29        0.07
--------------------------------------------------------------------------------
CP07-25               3.4        37.4          34.0           0.30        0.05
                     73.4       146.8          73.4           0.29        0.07
--------------------------------------------------------------------------------
CP07-16                 -           -             -            nac         nac
--------------------------------------------------------------------------------
CP07-26               1.5        50.40         48.8           0.31         nac
--------------------------------------------------------------------------------
CP07-35               1.6        38.6          37.0           0.29         nac
--------------------------------------------------------------------------------
CP07-36               0.8        79.8          79.3           0.30         nac
--------------------------------------------------------------------------------
CP07-55               2.6        83.5          80.9           0.30         nac
--------------------------------------------------------------------------------
CP07-57               3.4        41.3          37.9           0.27         nac
--------------------------------------------------------------------------------
CP07-58               1.8        78.3          76.5           0.35         nac
     including       14.0        40.0          26.0           0.51        0.19
--------------------------------------------------------------------------------
CP07-68              52.0       214.9         162.9           0.28         nac
--------------------------------------------------------------------------------
CP07-69               1.1        54.3          53.2           0.25         nac
                     77.0       164.1          87.1           0.29         nac
--------------------------------------------------------------------------------
CP07-71               0.5        13.0          12.5           0.21         nac
                     33.0       125.8          92.8           0.31         nac
     including      109.0       124.8          15.8           0.61        0.32
--------------------------------------------------------------------------------
CP07-72              64.0       144.2          80.2           0.36         nac
     including      113.0       143.6          30.6           0.55        0.25
--------------------------------------------------------------------------------

CP07-38              10.80      143           132.2           0.28        0.01
     including      111.00      119.00          8.0           0.35        0.03
     including      123.00      129.00          6.0           0.34        0.03
--------------------------------------------------------------------------------
CP07-39               3.00       45.50         42.5           0.26        0.01
                     50.50      171.50        121.0           0.29        0.02
     including      124.50      168.50         44.0           0.36        0.03
--------------------------------------------------------------------------------
CP07-40               5.00      194.00        189.0           0.29        0.01
     including      174.00      184.00         10.0           0.44        0.04
                    145.00      193.00         48.0           0.34        0.03
--------------------------------------------------------------------------------
CP07-47               6.00       44.10         38.1           0.22        0.01
                     51.00      175.00        124.0           0.34        0.03
     including      137.00      155.00         18.0           0.56        0.13
     including      160.00      167.00          7.0           0.44        0.09
--------------------------------------------------------------------------------
CP07-48              19.00      209.00        190.0           0.28        0.01
     including      178.00      201.00         23.0           0.44        0.05
--------------------------------------------------------------------------------
CP07-60               2.30      123.10        120.8           0.33        0.04
                     98.00      119.00         21.0           0.52        0.12
--------------------------------------------------------------------------------
CP07-75              96.00      147.40         51.4           0.31        0.04
--------------------------------------------------------------------------------
CP07-76                                                        nac         nac
--------------------------------------------------------------------------------
CP07-78               7.30       39.10         31.8           0.24        0.02
--------------------------------------------------------------------------------

Notes:
1.   "nac" none above cutoff        2.   all intervals are measured in metres

The mineralized intervals reported above were all associated with disseminated sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width.

The intervals reported above have been calculated using a Ni cut off grade of 0.20% Ni. The assay procedure used is a total acid digestion of the sample with analysis of the resulting solution by AA. This procedure yields a total Ni value for each sample. The drill program was initially laid out to achieve a maximum 100 metre by 100 metre ore intercept spacing in order to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category. The 80 holes completed to date, range from 45 metres to 396 metres in depth, for a total of 11,081 metres. The drill data from the drill campaign will also be used to convert the historic Soviet resource into a NI43-101 compliant resource. All drill data to date from the Souker Nickel Deposit is being currently modeled in-house and statistics from analytical results will be used to determine what intercept spacing will be required for classifying JORC ("Australasian Joint Ore Reserves Committee") defined resource categories.

Concurrent with the 2007 drill program, the Company initiated the necessary engineering studies that will be required to complete a Russian Feasibility study and an international standard Scoping and Pre-Feasibility study on Souker in 2008. This work will include environmental baseline studies, and preliminary geotechnical and metallurgical test work. To date, the preliminary environmental baseline studies have been completed and preliminary metallurgical test work has commenced.

The Company has received the final report for environmental baseline studies that were completed on the Souker Nickel Deposit during the third quarter of 2007. The studies were conducted in compliance with local environmental guidelines and are an important first step in the ultimate development of the Souker Deposit. The baseline study effectively identifies various environment impacts that historic regional mining and smelting activities and emissions from the local smelters have had on the Souker Property and surrounding area. Given the significant impact mining has had on the local and regional environment, it is imperative that the baseline study clearly established the current state of the environment and a set of environmental parameters against which the impacts of all future due to development of the Souker Deposit can be identified.

ULEETA AND TSAGA NICKEL-COPPER EXPLORATION PROPERTIES

The Uleeta and Tsaga Nickel-Copper- platinum group metals properties are located in the Kola Peninsula. Kola views these projects as promising, early stage nickel-copper-PGM exploration targets. Both prospects have been covered by Soviet era aeromagnetic surveys which outlined areas of interest. Some limited historic surface sampling has been done. Extensive geochemical surveys, and geophysical surveys, consisting of ground magnetic surveys and IP/resistivity surveys have been completed during this field season. Preliminary results of the surveys are encouraging and they have outlined potential areas of sulfide mineralization.

Four holes totalling 1000.7 m of drilling has been completed during the last quarter at the Tsaga Prospect. The core has not yet been assayed. Drilling will commence on the Uleeta Prospect this coming summer.

KYRGYZSTAN

BULAKASHU PROJECT

The Company has become aware that there is a dispute concerning the ownership of its Kyrgyz subsidiary. The Company's principal focus remains on the development of the Souker Deposit and other exploration properties in Russia. The Company's properties held by its Kyrgyz subsidiary, including the Bulakashu Project, are early stage exploration projects. Management has retained legal counsel to deal with this matter and intends to vigorously defend the interests of the Company. The Company has elected to suspend all operations and exploration activities on the Bulakashu Project and the other projects in the Kyrgyz Republic until it has resolved any potential land tenure issues resulting from the dispute. This would include compilation or review of all exploration results from the 2007 exploration program.

On October 5, 2006 the Company released results from a continuous sequence of 1 metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than
5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au,
7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. A total of 850 samples have been collected and assayed from Severny during the 2006 exploration program. Assays received range from nil to 4.5% Cu and up to
37.7 g/t Au.

During the summer of 2006, a 15 kilometre, dipole-dipole induced polarization ("I.P.") survey was completed over Severny and Karabulak. The interpretation of the results defined a zone of conductivity at Severny that remains open to the north and northeast, approximately 50 to 100 metres from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the Severny Prospect area, where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one metre. At Karabulak, the I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip. In addition to the I.P. survey, a total of 52 chip samples were collected from the possible extensions to the known surface mineralization at Karabulak, with results ranging from nil to 1.68 g/t Au.

Based on favourable results from the 2006 summer exploration program at Severny and Karabulak, Kichi Too Co., a local drilling and mining contractor, was contracted to complete a 2,000 metre drill program that would test targets, based on surface mineralization and associated IP anomalies. Drilling was originally scheduled to commence at Severny in September. However the arrival of the Kichi Too Co.'s drill rig and crew was delayed until mid-December. Due to the late start, severe winter conditions and avalanche hazards associated with the terrain at Severny, only one of the six proposed drill sites (SV06-01) was completed and the remainder of the proposed drill program was postponed until the spring of 2007.

Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite. The mineralized interval returned an average grade of 1.15 g/t gold and anomalous copper mineralization over 50.5 metres. Drill hole SV06-01 is a vertical hole, drilled to a depth of 250 metres and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the I.P. survey completed at Severny in the fall of 2006.

--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           AU          CU
  HOLE               (m)         (m)          (m)             (g/t)       (ppm)
--------------------------------------------------------------------------------

SV06-01*              33         83.5         50.5**          1.15         132
--------------------------------------------------------------------------------
Including             48         52            4.0            5.86         248
--------------------------------------------------------------------------------
Including             49         50            1.0           11.50         581
--------------------------------------------------------------------------------

* Subsequent to the release for the results for drill hole SV06-01, the drill hole was re-named SV06-06.
** There is insufficient information to determine whether this interval represents true width

Within the mineralized interval reported above, two samples assayed greater than
5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au. Several, sporadic intervals (1 - 3 metres) of gold mineralization were also intersected from surface to 33 metres. Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au. Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 metres within silicified andesite along a newly exposed road cut approximately 320 metres east of drill hole SV06-01. The silicified andesite intersected in this trench and in drill hole SV06-01 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak Prospect, 1.2 kilometres to the south.

In February 2007, the Company contracted Dick Fox of Practical Geophysics, Spring Creek Nevada, to provide a detailed, comprehensive interpretation of all ground geophysical data collected to date from the Severny and Karabulak Prospects on the Bulakashu Project. The interpretation was used to finalize drill targets for the summer of 2007. A total of approximately 6,000 metres of drilling has been proposed to test targets at Severny and Karabulak. The Company has contracted EDCO Drilling, a wholly owned subsidiary of TVI Pacific Inc., to provide two core rigs to conduct the year's drill program. Kichi Too Co. was also mobilized to the site with two drill rigs to complete the drilling they were contracted to do last year. They were also contracted to build drill access roads, some of which required drilling and blasting.

During the second week of May, 2007 the Company initiated its 2007 exploration and drill program on the Bulakashu Property with the opening of the site camp, the arrival of two drill rigs from Kichi Too Co. and commencement of the regional reconnaissance program. Due to delays in receiving all of the permits to operate in Kyrgyzstan the two EDCO diamond drill rigs and drill crews were not in a position to commence drilling as planned on June 1, 2007 and ultimately did not commence drilling until the last week of August 2007 because of this delay the Company retained Kichi Too Co. to continue drilling past the amount specified in their contact. Although production from the Kichi Too drills has been slow, it was essential to retain their services until the Company was certain the EDCO was going to receive the necessary permits from the Kyrgyz government and thus insure that this year's program would be completed. EDCO received all necessary permits and commenced drilling with two rigs at the end of August 2007. Since Severny is the highest priority prospect on the property, a decision was made to delay the drilling on Karabulak until 2008 and keep all four drill rigs (2 EDCO and 2 Kichi Too co.) active at Severny so as much drilling as possible could be completed at Severny.

Due to winter conditions the Company completed its 2007 drill program at the Severny Prospect at the end of October. A total of 4,405 meters was completed in 19 holes. Based on favourable exploration results from the 2006 exploration programs carried out on the Severny and Karabulak prospects on the Bulakashu property, the Company originally planned to carry out a 6,000 meter drill program on both prospects, the bulk of which would be carried out on the Severny Prospect. The Company initiated the 2007 drill campaign with 2 drill rigs that were later joined by two more drill rigs in August of 2007. Due to mechanical problems with heavy equipment (drills and bulldozers) and poor drill rigs, bull dozers and poor production, only 19 drill holes, totaling 4,405 meters of the proposed 6,000 meter program, were completed, entirely at Severny. Assay results are still pending for some of the drill holes completed to date. Once received, a compilation and interpretation of the drill results form the 2007 drill campaign will be used to plan exploration activities for 2008. It is anticipated that the Company will conduct further drilling at Severny and complete the originally proposed drilling at Karabulak in 2008

Of the 19 drill holes completed at Severny, complete assays results have only been received for three holes, the remaining results are pending. The drilling at Severny was conducted at 200 metre centers along NE-SW trending fences designed to test IP-resistivity anomalies and associated surface gold mineralization identified in the fall of 2006. Hole SV07-07 was drilled to a depth of 296 metres, intersecting sporadic gold mineralization and quartz-sericite-pyrite alteration ("QSP") throughout most of the hole. Hole SV07-08, 200m to the southwest of Hole SV07-07, was drilled to a depth of 501 metres, intersecting strengthening QSP alteration and gold mineralization over wider intervals. Hole SV07-09 was drilled to a depth of 320 metres, under a road cut where a surface rock chip sample returned 48m of 2.27 g/t gold. Hole SV07-09 intersected two distinct, broad zones of gold mineralization and associated intense QSP alteration. The mineralized intervals are separated by post mineral, unaltered andesite dikes. The mineralization and alteration vectors point toward the southwest where last year's rock chip surface sampling encountered gold values ranging from 0.14 g/t up to 37.7 g/t in QSP altered greenstones. The drill holes are not being completed in sequential order, and the table below shows the significant drill intercepts as of September 20, 2007.


--------------------------------------------------------------------------------
HOLE                AZIMUTH/DIP      FROM        TO        INTERVAL        AU
                                   (metres)    (metres)    (metres)       (g/t)
--------------------------------------------------------------------------------

SV07-07                 0/90          54          61           7          1.07
--------------------------------------------------------------------------------
SV07-08                 0/90          34          35           1          6.86
                                     101         118          17          0.53
                                     128         136           8          0.68
                                     151         163          12          0.60
                                     171         177           6          1.20
                                     188         195.4         7          0.74
--------------------------------------------------------------------------------
SV07-09                 0/90           1          44          43          1.49*
     including                         1          12          11          2.46
     including                        17          25          12          2.31

                                      92         149          47          1.38**
     including                        92          97           5          2.80
     including                       100         109           9          2.10
     including                       114         118           4          2.45
     including                       126         133           7          2.36
--------------------------------------------------------------------------------

* Interval contains 4 samples with gold analyses greater than 3.0 g/t Au (8.63, 4.58, 4.47 and 5.19 g/t Au)
** Interval contains 6 samples with gold analyses greater than 3.0 g/t Au ( 8.69, 3.69, 3.49, 3.84, 3.67, and 4.26 g/t Au)

In addition to drilling, additional ground magnetic and IP/resistivity geophysical surveys have been conducted in the Bulakashu River basin to the west of Severny where extensions of the Severny structures and alteration halos were found. Preliminary results are encouraging and the pattern of magnetic lows, probably caused by magnetite destruction, are coincident with IP chargeability highs, probably caused by sulfidation, and are the same as found at Severny. The final interpretation and report is in progress.

EASTERN SARY PROJECT

Based on favourable results from the 2006 exploration program at the Eastern Sary Project, the Company carried out a small follow-up exploration program consisting of surface prospecting and mapping. The Company has completed the

2007 exploration program and analytical results are pending. The Company is presently compiling results from the 2007 program and preparing reports to meet it license renewal obligations with the KSAG. A full evaluation of the exploration results will be carried out during the winter to determine the scope of exploration work to be carried out on Eastern Sary Jaz project in 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            ------------------------------------   -------------------------------------------------   ----------
                                         FISCAL 2008                                  FISCAL 2007                     FISCAL 2006
                            ------------------------------------   -------------------------------------------------   ----------
THREE MONTH PERIODS ENDING   FEB 29/08   NOV 30/08     AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06    MAY 31/06
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (663,753)  (1,960,313)    (844,025)    (217,061)    (836,676)    (546,706)    (349,350)    (506,197)
Other Items                    137,019      399,920       30,980      (63,832)     (35,321)       3,504        9,373      (17,079)
Net income (loss)             (526,734)  (1,560,393)    (813,045)    (280,893)    (871,997)    (543,202)    (339,977)    (523,276)
Basic and diluted earnings
   (loss) per share              (0.01)       (0.03)       (0.02)       (0.01)       (0.04)       (0.03)       (0.02)       (0.04)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:
Working capital(deficiency) (2,491,894)  (1,044,669)     128,417    3,381,371    2,298,846      273,665      770,012    1,153,009
Total assets                46,450,827   47,247,472   46,525,762    5,843,162    3,971,122    1,832,768    1,892,855    2,254,424
Total long-term liabilities  1,543,185    1,576,260    1,663,830          Nil          Nil          Nil          Nil          Nil
Future income tax
   liabilities               8,700,000    8,700,000    8,700,000          Nil          Nil          Nil          Nil          Nil
                            ------------------------------------   -------------------------------------------------   ----------


RESULTS OF OPERATIONS

During the nine months ended February 29, 2008 (the "2008 period") the Company reported a loss of $2,900,172 ($0.06 per share), compared to a loss of $1,755,176 ($0.10 per share) for the nine months ended February 28, 2007 (the "2007 period"), an increase in loss of $1,144,996. The increase in loss in the 2008 period is mainly attributed to higher levels of salaries as a result of increased staffing, the impact of non-cash stock-based compensation recognition and a significant increase in travel expenses, which was partially offset by foreign exchange gain.

General and administrative expenses of $3,468,091 were incurred during the 2008 period, an increase of $1,735,359, from $1,732,732 in the 2007 period. Specific expenses of note during the 2008 period are as follows:

     - accounting and administrative fees of $66,000 (2007 - $61,650) were charged by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;
     - legal fees of $87,145 (2007 - $32,051) were incurred for services provided in preparing and reviewing property agreements and on-going legal matters;
     - the Company incurred travel costs of $420,943 (2007 - $119,481) for review of potential property acquisitions in Central Asia, Russia and Eastern Europe, numerous Company site visits and participation in several international investment conferences;
     - management fees totalling $112,000 (2007 - $59,350) was paid to Mr. Douglas, Turnbull, the former President of the Company, for his full-time services, of which $87,145 (2007 - $35,278) has been expensed as management fees and $24,855 (2007 - $8,882) has been capitalized to unproven mineral interests;
     - office expenses increased by $108,443 from $76,218 in the 2007 period to $184,661 in the 2008 period. The increase is attributed to expenses required to maintain offices in Canada, Kazakhstan, Kyrgyz Republic and Russia;
     - audit fees of $39,116 (2007 - $16,456) were incurred for the audit of the 2007 year-end consolidated financial statements;
     - recorded $68,676 (2007 - $19,300) for investor relations fees of which $30,000 was paid to CP Capital Group Ltd. ("CP Capital"). CP Capital is a private company controlled by Mr. Cary Pinkowski, the current President and CEO of the Company;
     - rent totalling $72,026 (2007 - $37,933) were paid for rental of office space in the Kyrgyz Republic, Kazakhstan, Russia and Canada;
     - corporate development expenses totalling $146,154 (2007 - $67,263) were incurred for an ongoing market awareness and promotional campaign and participation in several international investment conferences;

     - salaries totalling $369,101 (2007 - $184,729) were paid for increased administrative staff in the mining offices in the Kyrgyz Republic, Kazakhstan and Russia;
     - professional fees of $239,582 (2007 - $207,288) were paid for services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan, Russia and Canada;
     - during the 2007 period the Company incurred property due diligence costs of $99,242 to investigate a potential acquisition of a mineral property in Kazakhstan; and
     - recorded $1,497,676 (2007 - $671,668) in non-cash stock based compensation on the granting and vesting of stock options.
     - recognition of a foreign exchange gain of $443,264 (2007 - $7,112) during the 2008 period. The gain is a result of the strengthening of the Canadian dollar compared to the United States dollar over the past nine months therefore having a favourable effect on the translation of the long-term debt.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2008 period, the Company reported interest income of $124,655 compared to $22,803 in the 2007 period. The increase is attributed to higher levels of cash held during the 2008 period.

During the 2008 period, the Company paid $6,642,344 (US$6,300,000), issued 13,207,615 common shares and long-term debt of US $6,825,000 and incurred $444,305 costs associated with the RPIM Acquisition. The Company also recorded $8,700,000 future income tax liabilities related to the RPIM Acquisition. See "Company Overview", "Exploration Update" and Note 3 to the February 29, 2008 interim consolidated financial statements for further discussion of the RPIM Acquisition.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the 2008 period, the Company received gross proceeds of $12,600,000 on the completion of a private placement for 10,500,000 units and completed the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares of the Company to the Vendor. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares to DBM. The Company also issued 82,615 common shares to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI. As at February 29, 2008, the Company had a working capital deficit of $2,491,894. The net working capital figure includes $5,143,950 (US $5,250,000) current portion of long-term debt which will be payable on or before July 24, 2008.

The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming 12 month period. The Company expects to renegotiate the terms of payment of its long-term debt. There can be no assurance that the Company will be successful in its renegotiation and it will be required to raise additional equity financing to meet this obligation. In addition, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

RISKS AND UNCERTAINTIES

An investment in Kola's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should consider investing in Kola's common shares. An investor should carefully consider the risks described below and the other information filed on www.sedar.com before investing in Kola's common shares. The risks described below are not the only ones faced. Additional risks that Kola currently believes are immaterial may become important factors that affect Kola's business. If any of the following risks occur, or if others occur, Kola's business and financial condition could be seriously harmed and investors may lose all of their investment.

No Known Bodies of Commercial Ore

There are no known bodies of commercial ore on Kola's properties. The exploration programs undertaken and proposed constitute an exploratory search for ore or programs to qualify identified mineralization as ore reserves or resources. There is no assurance that Kola will be successful in its search for ore or in its more advanced programs.

Exploration and Development Risks

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by Kola will result in a profitable commercial mining operation.

Title to Properties, Political and Legal Uncertainty

Although Kola believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns or controls, there is no guarantee that title to such mineral property interests will not be challenged or impugned. Kola's mineral property interests may be subject to prior unregistered interests and title may be affected by undetected defects. There may be valid challenges to the title of the mineral property interests which, if successful, could impair development and/or operations.

Kola's mining exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment, social unrest, corporate activity and the mining business in each of the Russian Federation and the Kyrgyz Republic. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. The relevant governments have entered into contracts with Kola or granted permits or concessions that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, Kola's ability to conduct operations or exploration and development activities is subject to renewal of permits or concessions, changes in government regulations or shifts in political attitudes beyond Kola's control. There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, re-nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Kola's assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

Similarly, Kola's operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, labour legislation, mine safety, and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

With respect to Kola's Russian properties, the current legal environment in the Russian Federation is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of Kola. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences regarded as disproportionate to the offence. Exploration for and extraction of minerals in the Russian Federation is governed by the Law on Subsoil, the Licensing Regulations, the Precious Metals Law and other laws. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. There are uncertainties in conclusively determining all necessary information about required permits, approvals and licenses, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that Kola has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to Kola's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on Kola. In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of Kola's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon Kola.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including Kola's Russian subsidiary, RPI, due to these technical irregularities, and the result of such action could be materially adverse to RPI and the Kola. In addition, the Souker Licence confers upon RPI the right to explore, develop and mine the Souker Deposit and the Souker Licence area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Souker Project which may adversely affect RPI's interest. RPI is taking and will continue to take all appropriate steps to protect its interest.

With respect to Kola's properties located in the Kyrgyz Republic, this country has experienced political difficulties in recent years including a revolution in March 2005 that resulted in the ouster of the long-time incumbent President. Although the election of a new President and the appointment of a new Prime Minister have brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation in the country continues to evolve. There continues to be a risk of future political instability.

Additional Funding Requirements

Kola will require additional financing to continue its operations. There can be no assurance that Kola will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable, for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the property interests of Kola with the possible dilution or loss of such interests.

Conflicts of Interest

Certain officers and directors of Kola are officers and/or directors of, or are associated with or have significant shareholdings in, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of Kola and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with Kola and to abstain from voting as a director for the approval of any such transaction.

Metal Prices

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of Kola may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of Kola, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that any of Kola's properties can be mined at a profit.

Environmental and other Regulatory Requirements

Kola's current exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that Kola obtain permits from various governmental agencies. There can be no assurance that all permits which Kola may require for its exploration activities or for the future construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Kola might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.

Reliance upon Management

The success of Kola depends to a large extent upon its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on Kola.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2007 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments - Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at November 30,2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

The Company will be required to adopt the new accounting procedures, CICA Handbook Sections 1530, 3251 and 1506, for its fiscal period beginning June 1, 2007. The new pronouncements are included in Note 2 to the May 31, 2007 audited consolidated financial statements. The adoption of the new pronouncements are not expected to have an effect on the Company's financial position or results of operations.

TRANSACTIONS WITH RELATED PARTIES

(a) During the nine months ended February 29, 2008 and 2007, the Company incurred fees to its directors and officers or corporations controlled by its directors or officers, as follows:
                                                          2008           2007
                                                           $              $

         Management                                      112,000         59,350
         Legal                                           114,995         30,465
         Accounting and administrative                    66,000         61,650
         Professional                                    121,396        128,744
         Investor relations                               30,000              -
                                                      ----------     ----------
                                                         444,391        280,209
                                                      ==========     ==========

         The above fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

         As at February 29, 2008, $92,245 (2007 - $nil) remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b) During the nine months ended February 29, 2008, the Company issued 82,615 common shares, at a fair value of $79,310, to a private company controlled by a director of the Company, as a bonus for providing a US $500,000 loan to RPI prior to the closing of the RPIM Acquisition. The Company subsequently repaid the loan.

(c) On August 17, 2007, the Company and Kantanna entered into an amending agreement on the Bulakashu Gold Property, pursuant to which the Company issued 375,000 common shares, at a fair value of $405,000, to Kantanna for the remaining 62.5% interest the Company did not own.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at www.kolamining.com and updates it on a continuous basis.

Effective September 20, 2006 the Company retained Mr. David Matousek as a corporate advisor for a monthly fee of $3,000. During the 2008 period the Company paid a total of $8,200. The agreement was terminated on August 31, 2007.

Effective July 25, 2007 the Company retained Michael Baybak and Company Inc. ("Baybak") as an investor relations representative for a monthly fee of US $5,000. The agreement, after six months, may be terminated by either party on 30 days written notice. The Company granted Baybak stock options to purchase 75,000 common shares at an exericse price $1.20 per share expiring December 31, 2008. During the 2008 period the Company paid $30,476 to Baybak. The agreement was terminated on January 25, 2008.

Effective September 1, 2007 the Company retained CP Capital as an investor relations representative for a monthly fee of $5,000. The agreement may be terminated by either party on 30 days notice. During the 2008 period, the Company paid CP Capital a total of $30,000. CP Capital is a private company controlled by Mr. Cary Pinklowski, the President and CEO of the Company.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 21, 2008 there were 53,837,457 issued and outstanding common shares, 6,175,000 stock options outstanding at exercise prices ranging from $0.20 to $1.71 per share and 7,898,750 warrants outstanding at exercise prices ranging from $0.75 to $1.70 per share.

                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, CARY PINKOWSKI, CHIEF EXECUTIVE OFFICER OF KOLA MINING CORP., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Kola Mining Corp. (the issuer) for the interim period ending February 29, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  April 28, 2008


/s/ Cary Pinkowski
-----------------------
Cary Pinkowski
Chief Executive Officer

IF THE CERTIFYING OFFICER'S TITLE IS NOT "CHIEF EXECUTIVE OFFICER" OR "CHIEF FINANCIAL OFFICER", INDICATE IN WHICH OF THESE CAPACITIES THE CERTIFYING OFFICER IS PROVIDING THE CERTIFICATE.

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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


                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, NICK DEMARE, CHIEF FINANCIAL OFFICER OF KOLA MINING CORP., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Kola Mining Corp. (the issuer) for the interim period ending February 29, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  April 28, 2008


/s/ Nick DeMare
-----------------------
Nick DeMare
Chief Financial Officer

IF THE CERTIFYING OFFICER'S TITLE IS NOT "CHIEF EXECUTIVE OFFICER" OR "CHIEF FINANCIAL OFFICER", INDICATE IN WHICH OF THESE CAPACITIES THE CERTIFYING OFFICER IS PROVIDING THE CERTIFICATE.

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                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------




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